Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Commission File No.: 000-12771

Transcript of Ken Dahlberg Video Address Posted on https://issaic.saic.com/saic-ipo and http://www.saic.com/saic-ipo on September 2, 2005.

I wanted you to hear from me directly about the recent decision of our board and senior management to conduct an initial public offering.

I wish I could talk to each of you personally but with the constraints of time and distance as well as the restrictions of the Securities and Exchange Commission regarding communications this is the best way for you to hear directly from me.

We believe we have taken an important step in our strategic plan to prepare SAIC for the future. We filed a registration statement with the SEC for an initial public offering, or IPO. Not a move I anticipated when I came to SAIC some 22 months ago.

I’ve worked for private companies and publicly traded companies in my career. SAIC’s employee ownership and culture was a big inducement for me to join—and it still is.

But we need a change in our capital structure—$2.5 billion in cash was spent over the past five years to balance the stock system. Cash that otherwise could be spent to fund our organic growth as well as strategic acquisitions.

The board examined a number of alternatives to enable SAIC to execute its vision and long-term strategy, and felt the initial public offering of our stock was the best approach. Based on our company’s operations, and market conditions, our board also believes it is an appropriate time to start the IPO process.

We believe the IPO will enable us to invest future cash flows in our business that we would otherwise need to use to balance our stock system. It will also provide us a means to pursue stock-based acquisitions that would not otherwise be available to us. We also believe our stockholders will have more opportunities for liquidity after the IPO.

And SAIC will still have significant employee ownership. We will still be predominantly owned by you, our existing shareholders—and our employee owners.

After the IPO, existing SAIC shareholders will hold from 80 to 90% of our capital stock and control substantially all of the voting power. I emphasize—the primary purpose of the IPO is not to raise capital. We intend to use all, or substantially all, of the net proceeds from the IPO to pay a special dividend to our current stockholders.

This is what the board thinks is best for our company. I believe this is best—but you have a say and a vote in this.

In connection with the IPO, we’re asking our stockholders to approve a corporate restructuring (or merger), in which SAIC will become a wholly-owned subsidiary of a newly-formed company, SAIC, Inc. This enables us to have our employees own preferred stock while the public will own common. Thus, the merger is a necessary step for us to take in order to pursue the IPO. You, the current stockholders, will be asked to vote on the merger proposal at a Special Meeting of the Stockholders that will be held near year end.

In the meantime, we must be very careful about observing the legal limits on what we can do, and say, in the period before and immediately after the IPO. We are currently in a so-called “quiet period,” which means there are legal restrictions imposed by the SEC on both internal and external communications that we make in connection with the IPO and related matters.

Statements about the company during this quiet period must reflect the material we file with the SEC. Failing to follow the letter and spirit of the law could harm the company and jeopardize the IPO. We need all take this seriously.

We’ve made a lot of information available to our employees and stockholders in our SEC filings, including our supplemental Qs and As—information you need to read and understand. I urge you to go to ISSAIC, or go to SAIC.com, and to the SEC web site and read these materials.

Please remember, the current documents are in preliminary form and are subject to SEC review and future change and amendment.

We’ve also set up a call center at 866-676-4357 for all our employees and stockholders, their family members and financial advisors.

Our stock program department and retirement programs personnel and your employee owner network is also set up to help. You’ll find all their information on our special web site on ISSAIC and on SAIC.com.

We’ve honestly tried to anticipate your questions and answers and included them in the material so you would be informed.

We understand that our employee owners and other stockholders need good information to make sound informed judgments. Please spend the time to look at your own situation and consult with those you need to.

We delayed the SAIC limited trade until October to allow you more time to digest all this information and to truly make informed decisions.

If the IPO and merger proceed as planned, we expect that the trade in October will be the last limited market trade prior to the IPO.

There’ll also be some transfer restrictions on your sale of stock for a time after the IPO—the so-called lock-up periods.

These lock-up periods are typical in public offerings. Often they are much longer than the ones we have here, which expire in four periods over the first year after the IPO. So in time, your ability to sell stock will be increased incrementally as these lock-up periods expire.

Once the lock-up periods expire, you’ll have more opportunities to sell your shares—not just four times a year.

Assuming all goes well, we hope to conclude the IPO early in 2006. Timing of course will largely be determined by the SEC review process, so be patient.

In summary, this move will give us a capital structure needed to execute our vision and long-term strategy.

Never forget we have an extraordinary workforce dedicated to customer satisfaction and a compelling business strategy. And our existing stockholders, whose culture and effort built this company, will still own a significant majority of our capital stock and control substantially all the voting power after the IPO.

So once again I urge you to go to the web…study the materials…call if you have questions. This is your company and this is your decision.

This is an exciting time in SAIC’s long and successful history. Together, we can build an even brighter future. Thank you.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc.

assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus of SAIC, Inc. contained in a Registration Statement on Form S-4, which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.